UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

April 28, 2008

To whom it may concern:

Mizuho Securities Co., Ltd.

Implementation of “Business Restructuring Program”

Mizuho Securities Co., Ltd. (hereafter “the Company”) announces today the implementation of “Business Restructuring Program” as mentioned below. The Company also announced today its business performance for the year ended March 31, 2008 posting a net loss of 418.6 billion yen on a consolidated basis which was mainly due to significant trading losses incurred in the midst of ongoing financial and capital market dislocation. Since the second half of the last fiscal year, the Company has set up measures such as strengthening of risk management system and streamlining of operations and implementing them in order to promptly recover profitability. However, amid the uncertainty of the market situation which is likely to continue, the Company has decided it is essential to further restructure its business operations.

1. Overview of “Business Restructuring Program”

 Direction of strengthening the Company’s businesses—strengthening of profitability

Amid the uncertainty of the market situation which is likely to continue, the Company will aim to restore and strengthen profitability by distinct allocation of managerial resources while mitigating risks.

Regarding investment banking businesses such as equity/debt underwriting, M&A advisory and structured finance, the Company, based on trends of each industry segment, will review its client coverage structure and strengthen its equity primary and various solution offering businesses.

While holding down the risk amount used in secondary businesses such as debt and equity trading, the Company will restore and strengthen profitability by pursuing the strengthening of such businesses overall with a focus on sales and trading business based on flows of client orders.

Furthermore, in the course of strengthening the businesses, the existing cooperation and coordination with Mizuho Corporate Bank, Ltd. will be further promoted, and from the standpoint of taking in advance the synergistic effects of the planned merger with Shinko Securities Co., Ltd. (hereafter “Shinko Securities”) scheduled on May 7, 2009, such matters that can be realized in advance, including personnel exchanges, will be considered and sequentially implemented before the merger.

‚ Further promotion and establishment of strengthening measures for market related business operations

In October 2007, the Company set up a task force headed by the Deputy President to improve and strengthen its business promotion and risk management regarding global market operations. Since then, the Company has formulated plans to strengthen its risk management and overseas offices management system and have been moving forward with those plans. The Company will steadily move forward with the plans and ingrain them in order to improve their effectiveness.

ƒ Restructuring of Mizuho International

Mizuho International plc, the Company’s U.K. subsidiary, which posted significant losses in the CDO related business (CDOs backed by RMBS), has reviewed its business since last November and renewed its organization such as elimination and integration of departments, including the closing down of the CDO department which used to arrange CDOs backed by RMBS, and conducted cost reduction. It will further review its business in order to reform its business operations and further reduce costs. MHI will also aim to complete the workout of the RMBS and RMBS backed CDO assets.

„ Streamlining of the organization and business operations

In order to ensure efficient and agile organizational operation in line with the aforementioned direction of strengthening the Company’s businesses, the number of departments will be reduced by more than half through integration. The Company will strengthen its organizational capabilities through right-sizing together with the expansion of authority of department heads and simplification of line authority.

… Reduction and right-sizing of workforce

Together with the streamlining of the organization, there will be a cut in personnel. The Company will solicit voluntary resignation and together with other measures, a reduction in workforce by about 300 (representing approximately 15% of the total number of employees of the Company) will be conducted by this fiscal year end.

† Cost reduction

Various cost reduction will be conducted broadly. It will be a 20% reduction on a consolidated basis compared to the previous fiscal year.

2. Reduction of board members’ compensation

In implementing the measures of the “Business Restructuring Program”, the President has decided to return 30% of the monthly compensation on a voluntary basis for the period from this April to September of this year.

The Company, by implementing this “Business Restructuring Program” as soon as possible, will aim for an early recovery and strengthening of profitability in order to smoothly achieve the scheduled merger with Shinko Securities next year. The management and staff of the Company are committed to working toward achieving the business objective with utmost effort to become “Japan’s leading full-service securities company that conducts investment banking business on a global basis” and would like to ask for your continued support.

<For inquiries on this matter, please contact>

Mizuho Securities Co., Ltd. Corporate Communications                 Tel. 81-3-5208-2030